Filed pursuant to Rule 433
Registration No. 333-134553
August 15, 2006

Lehman Brothers Holdings Inc.

3M LIBOR Floating Rate Notes due August 21, 2009

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+/A+
Principal Amount:	$850,000,000.00 (increased from $750,000,000.00)
Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Issue Price:	100% of principal amount
Settlement Date:	August 21, 2006
Maturity Date:	August 21, 2009
Coupon:	3-month LIBOR (Telerate Page 3750) plus 0.10%
Interest Payment Dates:	Quarterly on the 21st of each November, February, May and August, commencing on November 21, 2006
Interest Determination Dates:	Two London business days prior to the first day of the relevant interest period
Day Count :	Actual/360
Business Day Convention:	Modified Following, Adjusted
CUSIP:	52517PK83
Denominations:	$1,000
Underwriters:	Lehman Brothers 98% (bookrunner)
Santander Investment Securities Inc. 1%
Commerzbank Capital Markets Corp. 1%

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.